News

For Immediate Release
BMO FINANCIAL GROUP ANNOUNCES APPOINTMENT OF WILLIAM A. DOWNE AS CHIEF OPERATING OFFICER
Yvan Bourdeau is appointed Chief Executive Officer, BMO Nesbitt Burns and Head, Investment Banking Group. Tom Milroy and Eric Tripp are appointed Co-President, BMO Nesbitt Burns, Investment Banking Group.
TORONTO, January 19, 2006 — BMO Financial Group (TSX: BMO, NYSE:BMO) today announced the appointment of William A. Downe as Chief Operating Officer, BMO Financial Group. Previously, Mr. Downe served as Deputy Chair, BMO Financial Group and Chief Executive Officer, BMO Nesbitt Burns. The appointment is effective from February 1, 2006.
In his new role, Mr. Downe will be responsible for all the operating units of BMO Financial Group, including the Personal and Commercial Client Group, Investment Banking Group, Private Client Group and Technology and Solutions. He will continue to be responsible for Corporate Marketing.
Yvan Bourdeau is appointed Chief Executive Officer, BMO Nesbitt Burns and Head, Investment Banking Group, effective from February 1, 2006. Also effective from February 1, Karen Maidment is appointed Chief Financial and Administrative Officer, BMO Financial Group.
Commenting on the appointment of Bill Downe, Tony Comper, President and Chief Executive Officer, BMO Financial Group, said, “Bill’s track record of success, client focus and experience in leading a wide range of our businesses in both Canada and the United States have prepared him to provide strong enterprise-wide leadership in the role of Chief Operating Officer.”
He added, “This appointment is good news for our clients, our employees and our shareholders as we continue to focus on our strategic plans to achieve industry-leading performance while growing our company and creating shareholder value. I look forward to working even more closely with Bill to achieve these objectives.”
Mr. Downe’s role as Chief Operating Officer
As Chief Operating Officer, Mr. Downe will report directly to Tony Comper and will be responsible for all of BMO Financial Group’s operating units including: personal and commercial banking in Canada and the United States, investment banking, the private client businesses, Technology and Solutions and Corporate Marketing.
Reporting to Mr. Downe in his new role are Yvan Bourdeau, Chief Executive Officer, BMO Nesbitt Burns and Head, Investment Banking Group; Lloyd Darlington, President and Chief Executive Officer, Technology and Solutions; Gilles Ouellette,

President and Chief Executive Officer, Private Client Group, BMO Financial Group and Deputy Chair, BMO Nesbitt Burns; Rob Pearce, President and Chief Executive Officer, Personal and Commercial Client Group — Canada; and Frank Techar, President and Chief Executive Officer, Harris Bankcorp.
Continuing to report directly to Tony Comper are Karen Maidment, who will be Chief Financial and Administrative Officer (responsible for Finance and Financial Strategy, M&A, Treasury, Enterprise Risk and Portfolio Management, Legal and Compliance, Communications and Investor Relations); and Rose Patten, Senior Executive Vice-President, Human Resources and Strategic Management (responsible for enterprise-wide human resource functions and strategies as well as the Office of Strategic Management).
Commenting on his appointment, Mr. Downe said, “I’m excited about this new role and the potential we have to continue to sharpen performance, grow our enterprise and create value for our shareholders. BMO Financial Group has strong operating leverage and considerable momentum. Tony and I believe that our focus on clients and our core business strengths will enable BMO to achieve the next level of performance, and I am looking forward to working with him in my new role.”
Mr. Downe has 23 years of experience at BMO Financial Group. He was appointed to his current role of Deputy Chair, BMO Financial Group and Chief Executive Officer, BMO Nesbitt Burns, on May 1, 2001.
In this role, he oversaw both the Investment Banking Group and the Private Client Group. In September 2002, Mr. Downe also assumed responsibility for all remaining U.S. operations including Harris, BMO’s Chicago-based retail banking division.
Mr. Downe joined Bank of Montreal in 1983 as a credit analyst and then held a variety of senior management positions in Corporate and Government Banking in Houston, Denver and Chicago. In 1996, he was appointed Executive Vice-President, North American Corporate Banking and, in 1998, took on responsibility for Global Fixed Income and Global Treasury. In 1999, he was appointed Vice-Chair, Bank of Montreal.
Appointment of Mr. Bourdeau as Chief Executive Officer of BMO Nesbitt Burns and Head, Investment Banking Group
Yvan Bourdeau has served as President and Chief Operating Officer, BMO Nesbitt Burns since 1999, and now becomes Chief Executive Officer, BMO Nesbitt Burns and Head, Investment Banking Group.
Mr. Bourdeau’s career at BMO Financial Group has spanned more than 30 years in a wide variety of roles, including various positions in the Far East as well as Treasurer and Head of Portfolio Risk Management.
Commenting on the appointment, Mr. Downe said, “Yvan’s extensive experience and disciplined approach to building our business will serve us well as we pursue an aggressive growth strategy in the U.S. and continue to enhance our business leadership in Canada.”
He added, “This appointment is consistent with our overall goal of strengthening strategic leadership within the Investment Banking Group. We have already taken steps to integrate Capital Markets functions in order to better align coverage with our clients’ needs and increase cross-business sales.”
As part of this strategy, and to further integrate coverage and product delivery,
Mr. Downe said the Investment Banking Group is introducing a co-presidency model.
Reporting to Mr. Bourdeau as Co-President, BMO Nesbitt Burns, Investment Banking Group will be Tom Milroy and Eric Tripp, who will share overall responsibility and accountability for the Investment Banking Group. These appointments are also effective from February 1, 2006.
Mr. Downe added, “Yvan, Eric and Tom have a longstanding partnership, having worked closely together for the past seven years, and I am confident that they can achieve our objectives for this business.”
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of more than $297 billion as at October 31, 2005, and more than 33,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal, and through BMO Nesbitt Burns, one of Canada’s leading full-service investment firms. In the United States, BMO serves clients through Chicago-based Harris, an integrated financial services organization that provides more than 1 million personal, business, corporate and institutional clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.

Contacts
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101
Amy Yuhn, Chicago, amy.yuhn@harrisbank.com, (312) 461-2478
Investor Relations
Susan Payne, Toronto, susan.payne@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Krista White, Toronto, krista.white@bmo.com, (416) 867-7019
Internet: www.bmo.com